CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the second and two quarters ended September 27, 2026
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated November 4, 2026 and provides information concerning our results of operations and financial condition for the second and two quarters ended September 27, 2026. You should read this MD&A together with our unaudited condensed consolidated interim financial statements and the related notes as at and for the second and two quarters ended September 27, 2026 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 29, 2026 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended March 29, 2026 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “target,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;

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•the continued absence of material global supply chain disruptions to our business, and our ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor;
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currency exchange rates, or enacted tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be adversely impacted by trade barriers, including enacted and prospective additional tariffs and regulations in the United States, China, the United Kingdom and the European Union, which could apply to our products or increase the price of our raw materials. For example, on August 22, 2026, the United States enacted additional U.S. duties (the “August 2026 Duties”). The August 2026 Duties apply to a broad range of Canadian and other goods globally, including goods qualifying under the Canada-United States-Mexico Agreement (CUSMA), such as certain of the Company’s products. These August 2026 Duties increase (and related retaliatory measures or further changes in trade policy may further increase) the cost of selling our products in the United States, require changes to our pricing or supply chain, reduce demand for our products, and adversely affect our margins, results of operations and competitive position. Export requirements, tariffs, taxes and other restrictions and expenses could also increase the prices of our products and make us less competitive in some countries or markets;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, more elevated inflation, energy costs and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally at consistent pricing;

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•our ability to manage inventory and forecast our inventory needs, which we continuously monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cybersecurity events;
•disruptions to manufacturing, distribution activities and product quality due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, as well as the international trade environment;
•fluctuations in consumer sentiment and ongoing demand for luxury goods in our key markets;
•fluctuations in raw material costs, interest rates and currency exchange rates;
•our ability to comply with and manage risks associated with complex and changing laws, regulations and global standards; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

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BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), specifically IAS 34, Interim Financial Reporting. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in “Note 2. Material accounting policy information” in the Interim Financial Statements and the Annual Financial Statements.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, “RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.
All references to “fiscal 2025” are to the Company’s fiscal year ended March 30, 2025; to “fiscal 2026” are to the Company’s fiscal year ended March 29, 2026; and to “fiscal 2027” are to the Company’s fiscal year ending March 28, 2027.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2025, fiscal 2026 and fiscal 2027 are each 52-week fiscal years.
Refer to “Basis of Presentation” in the Interim Financial Statements for additional details on the updates made to the comparable period.
Refer to “Components of Our Results of Operations” in the MD&A section of our Annual Report for a description of the Company’s financial measures in accordance with IFRS Accounting Standards. There have been no material changes in the Company’s components of results of operations since March 29, 2026.
The financial information included in this MD&A reflects the Company's continuing operations after the Baffin Sale (as defined below). Refer to “Business Developments” section of this MD&A for more details on the transaction.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the second and two quarters ended September 27, 2026, compared to the second and two quarters ended September 28, 2025, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) express the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Second quarter ended				Two quarters ended
	September 27, 2026	September 28, 2025		% Change	September 27, 2026	September 28, 2025		% Change
Statement of Operations data:
Revenue	274.0	258.8		5.9%	389.9	362.9		7.4%
Gross profit	182.9	165.7		10.4%	256.6	231.2		11.0%
Gross margin	66.8%	64.0%	280	bps	65.8%	63.7%	210	bps
Operating loss	(21.6)	(17.6)		(22.7)%	(123.5)	(176.9)		30.2%
Net loss from continuing operations	(18.5)	(17.4)		(6.3)%	(110.1)	(143.3)		23.2%
Net (loss) income from discontinued operations	(7.8)	—		—%	(9.2)	0.4		(2,400.0)%
Net loss	(26.3)	(17.4)		(51.1)%	(119.3)	(142.9)		16.5%
Net (loss) income attributable to shareholders of the Company	(26.6)	(15.2)		(75.0)%	(117.4)	(140.4)		16.4%
Continuing operations	(18.8)	(15.2)		(23.7)%	(108.2)	(140.8)		23.2%
Discontinued operations	(7.8)	—		—%	(9.2)	0.4		(2,400.0)%
Loss per share attributable to shareholders of the Company
Basic & diluted[1]	$(0.27)	$(0.16)		(68.8)%	$(1.21)	$(1.45)		16.6%
Continuing operations	$(0.19)	$(0.16)		(18.8)%	$(1.11)	$(1.45)		23.4%
Discontinued operations	$(0.08)	$—		—%	$(0.10)	$—		—%
1Subordinate voting shares issuable on the exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was lower than the exercise price. Accordingly, for the second and two quarters ended September 27, 2026, 2,564,903 and 2,404,688 potentially dilutive shares, respectively, were excluded from the calculation of diluted loss per share because their effect was anti-dilutive (second and two quarters ended September 28, 2025 - 2,149,295 and 1,791,337 shares, respectively).

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CAD $ millions	September 27, 2026	September 28, 2025	March 29, 2026
Financial Position:
Cash	87.1	94.2	408.2
Inventories	496.6	460.7	386.3
Total assets[1]	1,712.6	1,606.8	1,753.2
Total non-current liabilities	807.2	739.3	756.9
Equity	472.7	436.3	627.8
1The Company identified an immaterial error/reclassification related to the asset retirement obligation (“ARO”) assets associated with its leases. It was determined that ARO assets should be presented as part of the carrying amount of the related right-of-use (“ROU”) assets rather than within property, plant and equipment (“PPE”). As a result, ARO assets were reclassified from PPE to ROU assets in the interim statement of financial position as at September 28, 2025 and the annual statement of financial position as at March 29, 2026, together with the related note disclosures. The Company reclassified $5.0m and $6.1m from PPE to ROU assets as at September 28, 2025 and March 29, 2026, respectively. Refer to “Note 2. Material accounting policy information” in our Interim Financial Statements for further details regarding the reclassification.
FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors, including those discussed below.
•Brand and Marketing. We have made significant marketing investments to enhance our brand and attract new customers. We expect to continue to make significant marketing investments to promote our current products to new customers and new products to current and new customers, including through our e-Commerce platforms and retail store presence. Such marketing investments can entail substantial expenditures and may not result in increased sales and may unfavourably impact operating margin.
•New Products. We intend to continue investing in design, innovation, merchandising, and the development and introduction of new products, including talent development, as well as expanding offerings in our existing product categories, across styles, uses, and climates that have varying margin profiles. As our product mix evolves, our gross margin has been and may continue to be unfavourably impacted by a lower proportion of down-filled outerwear sales, which currently represent our highest margin products. Our gross margin is also impacted by our development cycle, given that there is a longer time horizon to realize the return on investment from our new products.
•Growth in Our Direct to Consumer (“DTC”) Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global economic conditions. We continue to monitor these conditions and their potential impact on our ability to achieve positive DTC comparable sales growth1.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
•Wholesale. Our wholesale channel is complementary to our DTC channel, as we have tailored our wholesale partnerships to complement our global DTC strategy. We continue to focus on strengthening our wholesale footprint, as our success in this channel is driven by engaging with partners who align with our luxury brand positioning.

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•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, the imposition of new or existing tariffs or trade restrictions, including tariffs imposed by the United States, such as the August 2026 Duties, ongoing trade discussions and potential changes in trade relations between Canada and the United States, Mainland China and the United Kingdom, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and realize a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters, as we expand our product offering and become an all-season brand. We generated 76.8% and 81.7% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2026 and fiscal 2025, respectively. Additionally, we generated 82.4% and 83.3% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2026 and fiscal 2025, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first quarter. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1, among others, can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS financial measure that reflects continuing operations only and excludes amounts attributable to discontinued operations. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Global Climate Trends. A portion of our business is dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. During the two quarters ended September 27, 2026 and in full fiscal years 2026 and 2025, we generated 63.8%, 73.6% and 70.5%, respectively, of our revenue in currencies other than Canadian dollars.

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Refer to “Quantitative and Qualitative Disclosures About Market Risk - Foreign exchange risk” below for more details on foreign exchange.
•Global Social, Economic and Political Events and Other Disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, risks related to the international trade and tax environment (including tariffs, quotas, customs and other restrictions), and social unrest, each of which may be affecting consumer spending, international travel, credit markets, logistics, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflicts in Ukraine and the Middle East and continue to suspend all wholesale and e-Commerce sales to Russia. We continue to monitor these ongoing conflicts and their impacts on human life.
We have been, and may in the future be, impacted by protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
BUSINESS DEVELOPMENTS
On August 5, 2026, the Company entered into an Asset Purchase Agreement with L.P. Royer Inc. for the sale of assets and certain liabilities comprising the Baffin Limited (“Baffin”) business (“Baffin Sale”). The Baffin Sale reflects Management's strategic decision to divest the Baffin brand and continue to focus on its core business operations.
The Baffin Sale included substantially all assets and certain liabilities associated with the Baffin business along with the assignment of the lease for the Baffin manufacturing facility and office. The transaction closed on August 10, 2026. The purchase price remains subject to a final post-closing working capital adjustment.
Total cash proceeds of the sale were $15.1m net of brokerage fees and legal fees. These fees were recorded in net (loss) income from discontinued operations in the interim statements of loss for the second and two quarters ended September 27, 2026.
Management determined that the Baffin Sale met the criteria for classification as a discontinued operation in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. Accordingly, Baffin has been presented as a discontinued operation separate from continuing operations in the Company's interim statements of loss and comprehensive loss for the current and comparative periods. In addition, the consolidated statements of cash flows have been restated to separately disclose the cash flows attributable to the discontinued operation for the current and comparative periods.
Unless otherwise noted, the financial information included in this MD&A reflects the Company's continuing operations. For the second and two quarters ended September 27, 2026, net loss from discontinued operations was $7.8m and $9.2m, respectively (second and two quarters ended September 28, 2025 - net income of $nil and $0.4m, respectively).
See “Note 3. Discontinued operations” in the Interim Financial Statements for detailed information on the Baffin Sale.

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SEGMENTS
Our reporting segments align with our sales channels: DTC, Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our retail stores and our e-Commerce website available across numerous markets, which includes the recommerce platform Canada Goose Generations.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment also includes Travel Retail locations.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family events and certain SG&A expenses, and results from the Paola Confectii knitwear manufacturing business.
Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.

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As at September 27, 2026, our DTC segment by geography included the following directly operated permanent retail stores:

		Fiscal 2027
	March 29, 2026	Q1 Activity[3]	Q2 Activity	September 27, 2026
Canada	10	1	—	11
United States	19	1	(1)	19
North America	29	2	(1)	30
Greater China[1]	32	2		34
Asia Pacific (excluding Greater China1)	13	—	3	16
Asia Pacific	45	2	3	50
EMEA[2]	14	—	—	14
Total permanent stores	88	4	2	94

		Fiscal 2026
	March 30, 2025	Q1 Activity	Q2 Activity	Q3 Activity	Q4 Activity[4]	March 29, 2026
Canada	10	—	—	—	—	10
United States	16	—	—	1	2	19
North America	26	—	—	1	2	29
Greater China[1]	28	(1)	1	2	2	32
Asia Pacific (excluding Greater China1)	10	2	—	—	1	13
Asia Pacific	38	1	1	2	3	45
EMEA[2]	10	1	—	1	2	14
Total permanent stores	74	2	1	4	7	88
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3The conversion of two temporary stores to permanent stores is included in the Q1 fiscal 2027 activity. This conversion occurred due to a change in the definition of permanent stores, which, as of Q4 fiscal 2026, are now defined as directly operated retail locations with an executed lease term greater than 12 months, or locations operating under a lease intended to be ongoing or permanent in nature.
4The conversion of three temporary stores to permanent stores is included in the Q4 fiscal 2026 activity, as per the change in the definition described above.

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RESULTS OF OPERATIONS
For the second quarter ended September 27, 2026 compared to the second quarter ended September 28, 2025
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Second quarter ended		$ Change	% Change
	September 27, 2026	September 28, 2025
Revenue	274.0	258.8	15.2	5.9%
Cost of sales	91.1	93.1	2.0	2.1%
Gross profit	182.9	165.7	17.2	10.4%
Gross margin	66.8%	64.0%		280	bps
SG&A expenses	204.5	183.3	(21.2)	(11.6)%
SG&A expenses as % of revenue	74.6%	70.8%		(380)	bps
Operating loss	(21.6)	(17.6)	(4.0)	(22.7)%
Operating margin	(7.9)%	(6.8)%		(110)	bps
Net interest, finance and other costs	10.3	11.5	1.2	10.4%
Loss before income taxes	(31.9)	(29.1)	(2.8)	(9.6)%
Income tax recovery	(13.4)	(11.7)	1.7	14.5%
Effective tax rate	42.0%	40.2%		(180)	bps
Net loss from continuing operations	(18.5)	(17.4)	(1.1)	(6.3)%
Net loss from discontinued operations	(7.8)	—	(7.8)	—%
Net loss	(26.3)	(17.4)	(8.9)	(51.1)%
Net income (loss) attributable to non-controlling interest	0.3	(2.2)	2.5	113.6%
Net loss attributable to shareholders of the Company	(26.6)	(15.2)	(11.4)	(75.0)%
Continuing operations	(18.8)	(15.2)	(3.6)	(23.7)%
Discontinued operations	(7.8)	—	(7.8)	—%
Weighted average number of shares outstanding
Basic & diluted[1]	97,027,585	97,069,513
Loss per share attributable to shareholders of the Company
Basic & diluted[1]	$(0.27)	$(0.16)	(0.11)	(68.8)%
Continuing operations	$(0.19)	$(0.16)	(0.03)	(18.8)%
Discontinued operations	$(0.08)	$—	(0.08)	—%
1Subordinate voting shares issuable on the exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was lower than the exercise price. Accordingly, for the second quarter ended September 27, 2026, 2,564,903 potentially dilutive shares were excluded from the calculation of diluted loss per share because their effect was anti-dilutive (second quarter ended September 28, 2025 - 2,149,295 shares).

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Revenue

	Second quarter ended		$ Change			% Change
CAD $ millions	September 27, 2026	September 28, 2025	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	129.6	126.2	3.4	(2.6)	0.8	2.7%	0.6%
Wholesale	128.2	122.6	5.6	—	5.6	4.6%	4.6%
Other	16.2	10.0	6.2	0.1	6.3	62.0%	63.0%
Total revenue	274.0	258.8	15.2	(2.5)	12.7	5.9%	4.9%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Second quarter ended		$ Change			% Change
CAD $ millions	September 27, 2026	September 28, 2025	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	50.2	47.5	2.7	—	2.7	5.7%	5.7%
United States	57.4	52.0	5.4	(0.6)	4.8	10.4%	9.2%
North America	107.6	99.5	8.1	(0.6)	7.5	8.1%	7.5%
Greater China[1]	68.5	51.7	16.8	(2.2)	14.6	32.5%	28.2%
Asia Pacific (excluding Greater China1)	29.0	27.5	1.5	0.2	1.7	5.5%	6.2%
Asia Pacific	97.5	79.2	18.3	(2.0)	16.3	23.1%	20.6%
EMEA[2]	68.9	80.1	(11.2)	0.1	(11.1)	(14.0)%	(13.9)%
Total revenue	274.0	258.8	15.2	(2.5)	12.7	5.9%	4.9%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the second quarter ended September 27, 2026 was $274.0m, an increase of $15.2m, or 5.9%, from $258.8m for the second quarter ended September 28, 2025. On a constant currency1 basis, revenue increased by 4.9% for the second quarter ended September 27, 2026 compared to the second quarter ended September 28, 2025, reflecting the strengthening of the Chinese yuan and U.S. dollar relative to the Canadian dollar in the current quarter.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

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DTC
Revenue from our DTC segment was $129.6m for the second quarter ended September 27, 2026 compared to $126.2m for the second quarter ended September 28, 2025. The increase of $3.4m, or 2.7%, was driven by the following factors:
•Retail expansion with two net new directly operated permanent store openings during the second quarter of fiscal 2027, and 12 new directly operated permanent store openings in the prior year running for the full second quarter in fiscal 2027.
•Partially offset by DTC comparable sales decline1 of 7.5%, primarily driven by lower comparable store sales, partially offset by strong e-Commerce growth across all regions except EMEA. DTC comparable sales decline was led by EMEA with a decline of 26.9%, followed by North America and Asia Pacific both experiencing a decline of 4.1%.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $128.2m for the second quarter ended September 27, 2026, compared to $122.6m for the second quarter ended September 28, 2025. The increase of $5.6m, or 4.6%, was primarily driven by growth in Wholesale revenue in the Asia Pacific order book and higher re-order levels and increased revenue from Travel Retail.
Other
Revenue from our Other segment was $16.2m for the second quarter ended September 27, 2026, compared to $10.0m for the second quarter ended September 28, 2025. The increase of $6.2m was primarily attributable to increased revenue from friends and family events with 3 events in the second quarter of fiscal 2027 compared to 2 events in the second quarter of fiscal 2026.
Gross Profit

	Second quarter ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	182.9	66.8%	165.7	64.0%	17.2	280	bps
Gross profit and gross margin for the second quarter ended September 27, 2026 were $182.9m and 66.8%, respectively, compared to $165.7m and 64.0%, respectively, for the second quarter ended September 28, 2025. The increase in gross profit of $17.2m was primarily attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by product mix, cost variances from increased production efficiencies, and favourability in freight and duty, partially offset by unfavourable channel mix.

Canada Goose Holdings Inc.	Page 13 of 43

SG&A Expenses

	Second quarter ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	% of revenue	Reported	% of revenue	$ Change	Change in bps
SG&A expenses	204.5	74.6%	183.3	70.8%	(21.2)	(380)	bps
SG&A expenses were $204.5m for the second quarter ended September 27, 2026, compared to $183.3m for the second quarter ended September 28, 2025. SG&A expenses are comprised of:
•$108.8m of costs from our operating segments for the second quarter ended September 27, 2026 compared to $103.9m for the second quarter ended September 28, 2025; and
•Corporate expenses of $95.7m for the second quarter ended September 27, 2026 compared to $79.4m for the second quarter ended September 28, 2025.
Within operating segments and corporate expenses, the Company incurs marketing expenses. These expenses are primarily focused on building brand awareness, with region-specific allocation across channels and selective use of paid media.
•$33.5m of marketing expenses were incurred in the second quarter ended September 27, 2026, compared to $28.0m in the second quarter ended September 28, 2025.
◦The increase of $5.5m was primarily driven by the timing of marketing expenditures, with spending shifted to later in the year from Q1 to better align with the peak selling season.
The increase of $21.2m or 11.6% in SG&A expenses was primarily attributable to:
•An increase of $14.7m in costs related to corporate expenses, mainly driven by:
◦investments in upper-funnel marketing and brand awareness initiatives, increased investment in personnel, samples and promotional activities; and
◦$2.2m of lower foreign exchange gains.
•An increase of $5.0m in costs related to our operating segments, mainly driven by:
▪expansion from new stores and prior year store openings, including lease costs, which have been open for the full duration of the second quarter for fiscal 2027.
▪Partially offset by $3.4m lower costs attributable to the remuneration payout associated with the Paola Confectii business combination (“Earn-Out”), which was recognized in the prior year, subsequently settled, and did not recur in fiscal 2027.
SG&A expenses as a percentage of revenue increased by 380 bps to 74.6% in the second quarter ended September 27, 2026, compared to 70.8% for the second quarter ended September 28, 2025.

Canada Goose Holdings Inc.	Page 14 of 43

Operating Loss and Operating Margin

	Second quarter ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	1.3	1.0%	4.4	3.5%	(3.1)	(250)	bps
Wholesale	67.4	52.6%	58.1	47.4%	9.3	520	bps
Other	5.4	33.3%	(0.8)	(8.0)%	6.2	4,130	bps
Total segment operating income[1]	74.1		61.7		12.4

	Second quarter ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	74.1		61.7		12.4
Corporate expenses	(95.7)		(79.3)		(16.4)
Total operating loss	(21.6)	(7.9)%	(17.6)	(6.8)%	(4.0)	(110)	bps
1Total segment operating income is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
For the second quarter ended September 27, 2026, operating loss and operating margin were $21.6m and (7.9)% compared to $17.6m and (6.8)% for the second quarter ended September 28, 2025. The increase in operating loss of $4.0m was attributable to increased SG&A costs, partially offset by higher gross profit as noted above. The decrease in operating margin of 110 bps was primarily the result of higher operating costs.
DTC
DTC segment operating income and operating margin were $1.3m and 1.0% for the second quarter ended September 27, 2026, compared to $4.4m and 3.5% for the second quarter ended September 28, 2025.
The decrease in operating income of $3.1m was attributable to higher operating costs associated with our global retail network, partially offset by improved revenue and gross profit.
The decrease in operating margin of (250) bps was attributable to:
•Gross margin - favourably increased by 60 bps to 74.0% in the second quarter ended September 27, 2026, compared to 73.4% for the second quarter ended September 28, 2025. The increase in gross margin was mainly driven by favourability from product mix and pricing. Freight and duty favourability helped offset inventory adjustments.

Canada Goose Holdings Inc.	Page 15 of 43

•SG&A expenses as a percentage of revenue - unfavourably increased by (310) bps to 73.0% for the second quarter ended September 27, 2026, compared to 69.9% for the second quarter ended September 28, 2025. Despite higher revenue and lower costs within the retail network, higher depreciation and amortization expenses related to new store openings resulted in deleverage in the quarter.
Wholesale
Wholesale segment operating income and operating margin were $67.4m and 52.6%, respectively, for the second quarter ended September 27, 2026, compared to operating income and operating margin of $58.1m and 47.4%, respectively, for the second quarter ended September 28, 2025. The increase in operating income of $9.3m was primarily attributable to higher gross profit.
The increase in operating margin of 520 bps was attributable to:
•Gross margin - favourably increased by 590 bps to 62.4% in the second quarter ended September 27, 2026, compared to 56.5% for the second quarter ended September 28, 2025. The increase in gross margin was mainly driven by product mix.
•SG&A expenses as a percentage of revenue - unfavourably increased by (70) bps to 9.8% for the second quarter ended September 27, 2026, compared to 9.1% for the second quarter ended September 28, 2025. Despite revenue growth in the quarter, higher operating costs driven by commissions in Travel Retail and higher depreciation and amortization expenses resulted in deleverage in the quarter.
Other
Other segment operating income was $5.4m for the second quarter ended September 27, 2026 compared to operating loss of $0.8m for the second quarter ended September 28, 2025. The increase in operating income of $6.2m was attributable to gross margin expansion driven by channel mix related to increased revenue from a higher number of friends and family events and the Earn-Out in the comparative quarter that did not recur.
Net Interest, Finance and Other Costs

	Second quarter ended
	September 27, 2026	September 28, 2025
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	10.3	11.5	1.2	10.4%
Net interest, finance and other costs were $10.3m for the second quarter ended September 27, 2026, compared to $11.5m in the second quarter ended September 28, 2025. The decrease of $1.2m was primarily attributable to a $3.2m net decrease in the fair value remeasurement of the put option and contingent consideration associated with the Company’s joint venture with Sazaby League (the “Japan Joint Venture”), $0.4m of favourable foreign exchange fluctuations related to the term loan facility, net of hedging impacts, and a $0.8m decrease in other costs. These decreases were partially offset by $1.5m of higher interest expense on higher outstanding borrowings and $1.7m of higher interest expense on lease liabilities.

Canada Goose Holdings Inc.	Page 16 of 43

Income Taxes

	Second quarter ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax recovery	(13.4)	42.0%	(11.7)	40.2%	1.7	(180)	bps
Income tax recovery was $13.4m for the second quarter ended September 27, 2026 compared to $11.7m for the second quarter ended September 28, 2025. For the second quarter ended September 27, 2026, the effective and statutory tax rates were 42.0% and 25.2%, respectively, compared to 40.2% and 25.3%, respectively, for the second quarter ended September 28, 2025. Given our global operations, the effective tax rate is impacted by our consolidated profit or loss, our profit or loss for tax purposes in each taxable jurisdiction, including the impact of amounts recorded for accounting purposes that are disregarded in the computation of income for tax purposes (such as a portion of share-based compensation expense and fair value remeasurement of the put option related to the Japan Joint Venture), and the statutory tax rate (taking account of relevant Pillar Two taxes) applicable in each jurisdiction.
Net Loss
Net loss from continuing operations for the second quarter ended September 27, 2026 was $18.5m, compared to net loss from continuing operations of $17.4m for the second quarter ended September 28, 2025, driven by the factors described above.

Canada Goose Holdings Inc.	Page 17 of 43

RESULTS OF OPERATIONS
For the two quarters ended September 27, 2026 compared to the two quarters ended September 28, 2025
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions.

CAD $ millions (except share and per share data)	Two quarters ended		$ Change	% Change
	September 27, 2026	September 28, 2025
Revenue	389.9	362.9	27.0	7.4%
Cost of sales	133.3	131.7	(1.6)	(1.2)%
Gross profit	256.6	231.2	25.4	11.0%
Gross margin	65.8%	63.7%		210	bps
SG&A expenses	380.1	408.1	28.0	6.9%
SG&A expenses as a % of revenue	97.5%	112.5%		1,500	bps
Operating loss	(123.5)	(176.9)	53.4	30.2%
Operating margin	(31.7)%	(48.7)%		1,700	bps
Net interest, finance and other costs	31.4	16.9	(14.5)	(85.8)%
Loss before income taxes	(154.9)	(193.8)	38.9	20.1%
Income tax recovery	(44.8)	(50.5)	(5.7)	(11.3)%
Effective tax rate	28.9%	26.1%		(280)	bps
Net loss from continuing operations	(110.1)	(143.3)	33.2	23.2%
Net (loss) income from discontinued operations	(9.2)	0.4	(9.6)	(2,400.0)%
Net loss	(119.3)	(142.9)	23.6	16.5%
Net loss attributable to non-controlling interest	(1.9)	(2.5)	0.6	24.0%
Net (loss) income attributable to shareholders of the Company	(117.4)	(140.4)	23.0	16.4%
Continuing operations	(108.2)	(140.8)	32.6	23.2%
Discontinued operations	(9.2)	0.4	(9.6)	(2,400.0)%
Weighted average number of shares outstanding
Basic & diluted[1]	97,170,754	96,991,610
Loss per share attributable to shareholders of the Company
Basic & diluted[1]	$(1.21)	$(1.45)	0.24	16.6%
Continuing operations	$(1.11)	$(1.45)	0.34	23.4%
Discontinued operations	$(0.10)	$—	(0.10)	—%
1Subordinate voting shares issuable on the exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the average daily closing share price for the period was lower than the exercise price. Accordingly, for the two quarters ended September 27, 2026, 2,404,688 potentially dilutive shares were excluded from the calculation of diluted loss per share because their effect was anti-dilutive (two quarters ended September 28, 2025 - 1,791,337 shares).

Canada Goose Holdings Inc.	Page 18 of 43

Revenue

	Two quarters ended		$ Change			% Change
CAD $ millions	September 27, 2026	September 28, 2025	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	214.1	204.0	10.1	(4.1)	6.0	5.0%	2.9%
Wholesale	155.2	137.1	18.1	(0.2)	17.9	13.2%	13.1%
Other	20.6	21.8	(1.2)	—	(1.2)	(5.5)%	(5.5)%
Total revenue	389.9	362.9	27.0	(4.3)	22.7	7.4%	6.3%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Two quarters ended		$ Change			% Change
CAD $ millions	September 27, 2026	September 28, 2025	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	74.1	69.4	4.7	—	4.7	6.8%	6.8%
United States	79.3	78.0	1.3	(0.9)	0.4	1.7%	0.5%
North America	153.4	147.4	6.0	(0.9)	5.1	4.1%	3.5%
Greater China[1]	106.0	77.7	28.3	(3.4)	24.9	36.4%	32.0%
Asia Pacific (excluding Greater China1)	45.1	40.6	4.5	0.2	4.7	11.1%	11.6%
Asia Pacific	151.1	118.3	32.8	(3.2)	29.6	27.7%	25.0%
EMEA[2]	85.4	97.2	(11.8)	(0.2)	(12.0)	(12.1)%	(12.3)%
Total revenue	389.9	362.9	27.0	(4.3)	22.7	7.4%	6.3%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the two quarters ended September 27, 2026 was $389.9m, an increase of $27.0m, or 7.4%, from $362.9m for the two quarters ended September 28, 2025. On a constant currency1 basis, revenue increased by 6.3% for the two quarters ended September 27, 2026 compared to the two quarters ended September 28, 2025, reflecting the strength of the Chinese yuan and the United States dollar relative to the Canadian dollar in the current period.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.	Page 19 of 43

DTC
Revenue from our DTC segment for the two quarters ended September 27, 2026 was $214.1m compared to $204.0m, for the two quarters ended September 28, 2025. The increase of $10.1m, or 5.0%, was attributable largely to:
•Retail expansion with six new directly operated permanent stores during the two quarters of fiscal 2027, and 12 new directly operated permanent store openings in the prior year running for the full two quarters of fiscal 2027.
•Partially offset by DTC comparable sales decline1 of 5.9%, primarily driven by lower comparable store sales, partially offset by strong e-Commerce growth across all geographies, except EMEA. DTC comparable sales decline was led by EMEA with a decline of 24.0%, followed by North America with a decline of 3.0% and Asia Pacific experiencing a decline of 2.4%.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the two quarters ended September 27, 2026 was $155.2m, compared to $137.1m for the two quarters ended September 28, 2025. The increase of $18.1m, or 13.2%, was primarily driven by growth in the Asia Pacific order book and higher re-order levels and increased revenue from Travel Retail.
Other
Revenue from our Other segment was $20.6m for the two quarters ended September 27, 2026, compared to $21.8m for the two quarters ended September 28, 2025. The decrease of $1.2m, or 5.5%, was attributable to lower revenue from friends and family events and lower manufacturing revenue from our knitwear facility in Romania.
Gross Profit

	Two quarters ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	256.6	65.8%	231.2	63.7%	25.4	210	bps
Gross profit and gross margin for the two quarters ended September 27, 2026 were $256.6m and 65.8%, respectively, compared to $231.2m and 63.7%, respectively, for the two quarters ended September 28, 2025. The increase in gross profit of $25.4m was attributable to higher revenue as noted above and margin expansion. Gross margin in the current period has been favourably impacted by favourable product mix, favourability in freight and duty, and pricing. Cost variances had a limited impact on gross margin.

Canada Goose Holdings Inc.	Page 20 of 43

SG&A Expenses

	Two quarters ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	% of revenue	Reported	% of revenue	$ Change	Change in bps
SG&A expenses	380.1	97.5%	408.1	112.5%	28.0	1,500	bps
SG&A expenses were $380.1m for the two quarters ended September 27, 2026, compared to $408.1m for the two quarters ended September 28, 2025. SG&A expenses are comprised of:
•$203.3m of costs from our operating segments for the two quarters ended September 27, 2026 compared to $199.6m for the two quarters ended September 28, 2025; and
•Corporate expenses of $176.8m for the two quarters ended September 27, 2026 compared to $208.5m for the two quarters ended September 28, 2025.
Within operating segments and corporate expenses, the Company incurs marketing expenses. These expenses are primarily focused on building brand awareness, with region-specific allocation across channels and selective use of paid media.
•$55.1m of marketing expenses were incurred in the two quarters ended September 27, 2026, compared to $52.9m in the two quarters ended September 28, 2025.
◦The increase of $2.2m was primarily driven by the timing of marketing expenditures, with spending shifted to later in the year from Q1 to better align with the peak selling season.
The decrease of $28.0m or 6.9% was attributable to:
•A decrease of $27.4m in costs related to corporate expenses, driven by:
◦$43.8m for the financial award for the arbitration proceeding instituted in fiscal 2024 between the Company and a former supplier of the Company; and
◦$1.6m of higher foreign exchange gains.
◦Partially offset by investments in upper-funnel marketing and brand awareness initiatives, increased investment in personnel and technology.
•An increase of $0.1m in costs related to our operating segments, driven by:
◦$12.6m increase in costs attributable to expansion from new stores and prior year store openings, which have been open for the full duration of fiscal 2027, including lease costs and store costs contractually variable to revenue.
◦Partially offsetting this increase was an $11.9m decrease in costs related to the Earn-Out, which was recognized in the prior year, subsequently settled, and did not recur in fiscal 2027.
SG&A expenses as a percentage of revenue decreased by 1,500 bps to 97.5% in the two quarters ended September 27, 2026, compared to 112.5% for the two quarters ended September 28, 2025.

Canada Goose Holdings Inc.	Page 21 of 43

Operating Loss and Operating Margin

	Two quarters ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	(21.1)	(9.9)%	(19.1)	(9.4)%	(2.0)	(50)	bps
Wholesale	70.2	45.2%	56.1	40.9%	14.1	430	bps
Other	4.2	20.4%	(5.4)	(24.8)%	9.6	4,520	bps
Total segment operating income[1]	53.3		31.6		21.7

	Two quarters ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	53.3		31.6		21.7
Corporate expenses	(176.8)		(208.5)		31.7
Total operating loss	(123.5)	(31.7)%	(176.9)	(48.7)%	53.4	1,700	bps
1Total segment operating income is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
For the two quarters ended September 27, 2026, operating loss and operating margin were $123.5m and (31.7)%, respectively, compared to operating loss and operating margin of $176.9m and (48.7)% for the two quarters ended September 28, 2025. The decrease in operating loss of $53.4m was attributable to lower SG&A costs and higher gross profit as noted above. The increase in operating margin of 1,700 bps was the result of lower operating costs and gross margin expansion.
DTC
DTC segment operating loss and operating margin were $21.1m and (9.9)%, respectively, for the two quarters ended September 27, 2026. This is compared to operating loss and operating margin of $19.1m and (9.4)%, respectively, for the two quarters ended September 28, 2025. The increase in operating loss of $2.0m was attributable to higher operating costs, partially offset by improved revenue and gross profit.
The decrease in operating margin of (50) bps was attributable to:
•Gross margin - favourably increased by 140 bps to 72.8% in the two quarters ended September 27, 2026, compared to 71.4% for the two quarters ended September 28, 2025. The increase in gross margin was mainly driven by product mix, pricing and favourability in freight and duty costs, partially offset by channel mix and unfavourable cost variances.

Canada Goose Holdings Inc.	Page 22 of 43

•SG&A expenses as a percentage of revenue - unfavourably increased by (190) bps to 82.7% for the two quarters ended September 27, 2026, compared to 80.8% for the two quarters ended September 28, 2025. This was driven by DTC comparable sales decline1, which negatively impacted our operating leverage, despite flat spending in our retail operations.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $70.2m and 45.2%, respectively, for the two quarters ended September 27, 2026, compared to operating income and operating margin of $56.1m and 40.9%, respectively, for the two quarters ended September 28, 2025. The increase in operating income of $14.1m was attributable to higher gross profit and gross margin expansion.
The increase in operating margin of 430 bps was attributable to:
•Gross margin - favourably increased by 530 bps to 60.8% in the two quarters ended September 27, 2026, compared to 55.5% for the two quarters ended September 28, 2025. The increase in gross margin was driven by favourable product mix and cost variances from increased production efficiencies.
•SG&A expenses as a percentage of revenue - unfavourably increased by (100) bps to 15.6% for the two quarters ended September 27, 2026, compared to 14.6% for the two quarters ended September 28, 2025. The increase was primarily attributable to higher expenses related to logistics costs in EMEA and commissions in Asia Pacific.
Other
Other segment operating income was $4.2m for the two quarters ended September 27, 2026 compared to an operating loss of $5.4m for the two quarters ended September 28, 2025. The increase in operating income of $9.6m was primarily attributable to the Earn-Out in the comparative period that did not recur.
Net Interest, Finance and Other Costs

	Two quarters ended
	September 27, 2026	September 28, 2025
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	31.4	16.9	(14.5)	(85.8)%
Net interest, finance and other costs were $31.4m for the two quarters ended September 27, 2026 compared to $16.9m for the two quarters ended September 28, 2025. The increase of $14.5m was primarily attributable to $4.0m of unfavourable foreign exchange fluctuations related to the USD-denominated term loan facility, net of hedging impacts, a $10.3m increase in interest expense and the write-off of deferred financing costs associated with our term loan facility, driven by the Fiscal 2027 Amendment to Term Loan (as defined below), and $3.6m of higher interest expense on lease liabilities. These increases were partially offset by a $2.4m net decrease in the fair value remeasurement of the put option and contingent consideration related to the Japan Joint Venture and a $0.9m decrease in interest income and other costs.

Canada Goose Holdings Inc.	Page 23 of 43

Income Taxes

	Two quarters ended
	September 27, 2026		September 28, 2025
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax recovery	(44.8)	28.9%	(50.5)	26.1%	(5.7)	(280)	bps
Income tax recovery was $44.8m for the two quarters ended September 27, 2026, compared to $50.5m for the two quarters ended September 28, 2025. For the two quarters ended September 27, 2026, the effective and statutory tax rates were 28.9% and 25.2%, respectively, compared to 26.1% and 25.3% for the two quarters ended September 28, 2025, respectively. Given our global operations, the effective tax rate is impacted by our consolidated profit or loss, our profit or loss for tax purposes in each taxable jurisdiction, including the impact of amounts recorded for accounting purposes that are disregarded in the computation of income for tax purposes (such as a portion of share-based compensation expense and fair value remeasurement of the put option related to the Japan Joint Venture), and the statutory tax rate (taking account of relevant Pillar Two taxes) applicable in each jurisdiction.
Net Loss
Net loss from continuing operations for the two quarters ended September 27, 2026 was $110.1m, compared to net loss from continuing operations of $143.3m for the two quarters ended September 28, 2025, driven by the factors described above.

Canada Goose Holdings Inc.	Page 24 of 43

Quarterly Financial Information
Unless otherwise noted, the below summary of selected financial information for each of the eight most recently completed quarters, reflects continuing operations, with amounts attributable to discontinued operations in connection with the Baffin Sale excluded.

CAD $ millions (except per share data)	Fiscal 2027		Fiscal 2026				Fiscal 2025
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue
DTC	129.6	84.5	359.8	587.6	126.2	77.8	312.6	514.5
Wholesale	128.2	27.0	45.3	78.6	122.6	14.5	27.7	66.7
Other	16.2	4.4	42.5	15.2	10.0	11.8	38.8	14.3
Total	274.0	115.9	447.6	681.4	258.8	104.1	379.1	595.5
% of fiscal year revenue	—%	—%	30.0%	45.7%	17.3%	7.0%	28.8%	45.3%
Net (loss) income from continuing operations attributable to shareholders of the Company	(18.8)	(89.4)	28.5	133.8	(15.2)	(125.6)	26.6	141.7
(Loss) earnings per share from continuing operations attributable to shareholders of the Company
Basic	$(0.27)	$(0.92)	$0.29	$1.38	$(0.16)	$(1.29)	$0.27	$1.46
Diluted	$(0.27)	$(0.92)	$0.29	$1.35	$(0.16)	$(1.29)	$0.27	$1.44
Net (loss) income attributable to shareholders of the Company	(26.6)	(90.8)	28.1	134.8	(15.2)	(125.2)	27.1	139.7
(Loss) earnings per share attributable to shareholders of the Company
Basic	$(0.27)	$(0.93)	$0.29	$1.39	$(0.16)	$(1.29)	$0.28	$1.44
Diluted	$(0.27)	$(0.93)	$0.28	$1.36	$(0.16)	$(1.29)	$0.28	$1.42
Operating (loss) income	(21.6)	(101.9)	65.5	198.8	(17.6)	(159.3)	55.6	206.3
Adjusted EBIT[1]	(21.6)	(101.9)	65.5	202.4	(14.2)	(107.0)	60.3	207.2
Adjusted net (loss) income per diluted share attributable to shareholders of the Company[1]	$(0.20)	$(0.87)	$0.32	$1.39	$(1.07)	$(0.91)	$0.32	$1.49
1Adjusted EBIT and adjusted net (loss) income attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net (loss) income per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS Accounting Standards measure.

Canada Goose Holdings Inc.	Page 25 of 43

Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for their Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season. As part of our global DTC strategy, we have been streamlining our wholesale partnerships and shifting sales to our DTC channel. We expect that the portion of revenue in our Wholesale segment will represent a smaller proportion of total revenue as we execute our DTC strategy.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•introduction of new stores and timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of our global pricing strategy, including varying levels of annual price increases on carry over products;
•shift in mix of revenue from Wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar; and
•extent of activities in Other revenue.
Net (Loss) Income
Over the last eight quarters, net (loss) income has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•change in product mix, specifically growth of revenue in our newer product categories;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in net losses in our seasonally low-revenue first and fourth quarters;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

Canada Goose Holdings Inc.	Page 26 of 43

•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•store impairment costs;
•costs of the financial award for the arbitration proceedings between the Company and the former supplier of the Company;
•costs of increased bad debt provisioning and recoveries relating to a Wholesale partner in the United States;
•impact of fair value remeasurement of the put option and contingent consideration and any amendments thereto, and costs associated with the Japan Joint Venture;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight and duty costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure;
•increased product costs due to cost inflation and interest rate fluctuations; and
•costs associated with the business combination resulting in the acquisition of Paola Confectii on November 1, 2023, including costs associated with the payment of the Earn-Out.
NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to the shareholders of the Company, constant currency revenue, total segment operating loss, and net debt, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net loss per basic and diluted share attributable to shareholders of the Company and net debt leverage, as well as DTC comparable sales (decline) growth and inventory turnover which are “supplementary financial measures”, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS Accounting Standards, nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Canada Goose Holdings Inc.	Page 27 of 43

Unless otherwise noted, non-IFRS financial measures presented herein reflect continuing operations only, with amounts attributable to discontinued operations in connection with the Baffin Sale excluded from both current and comparative periods.

	Second quarter ended		Two quarters ended
CAD $ millions (except per share data)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025

Adjusted EBIT	(21.6)	(14.2)	(123.5)	(121.2)
Adjusted EBIT margin	(7.9)%	(5.5)%	(31.7)%	(33.4)%
Adjusted EBITDA	17.2	17.0	(49.2)	(59.2)
Adjusted net loss attributable to shareholders of the Company	(19.3)	(13.3)	(104.4)	(101.9)
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.20)	$(0.14)	$(1.07)	$(1.05)

CAD $ millions	September 27, 2026	September 28, 2025	March 29, 2026
Net debt	(781.9)	(707.1)	(383.2)
Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, and adjusted net loss per basic and diluted share attributable to shareholders of the Company.
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and/or that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See “Results of Operations - Revenue” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.

Canada Goose Holdings Inc.	Page 28 of 43

DTC comparable sales (decline) growth
DTC comparable sales (decline) growth is a supplementary financial measure defined as a rate of growth/decline of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period. The DTC comparable sales (decline) growth metric we report may not be equivalent to similarly titled metrics reported by other companies.
Total Segment Operating (Loss) Income
Total segment operating (loss) income is a non-IFRS financial measure defined as revenue minus cost of goods sold and SG&A expenses directly related to the operating segment. The total segment operating (loss) income metric we report may not be equivalent to similarly titled metrics reported by other companies. See “Operating Loss and Operating Margin” discussion above for reconciliation.
Inventory Turnover
Inventory turnover is a supplementary financial measure defined as the ratio of rolling 12-month cost of goods sold to average inventory, calculated as the average inventory balances for the last five quarters. The measure is used to assess inventory management efficiency and the rate at which inventory is sold and replenished. The inventory turnover metric reported by the Company may not be equivalent to similarly titled measures presented by other companies.
The tables below reconcile net loss to adjusted EBIT, adjusted EBITDA, and adjusted net loss attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net loss	(26.3)	(17.4)	(119.3)	(142.9)
Net (loss) income from discontinued operations (a)	(7.8)	—	(9.2)	0.4
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Add (deduct) the impact of:
Income tax recovery	(13.4)	(11.7)	(44.8)	(50.5)
Net interest, finance and other costs	10.3	11.5	31.4	16.9
Operating loss	(21.6)	(17.6)	(123.5)	(176.9)
Arbitration award (b)	—	—	—	43.8
Paola Confectii Earn-Out costs (c)	—	3.4	—	11.9
Total adjustments	—	3.4	—	55.7
Adjusted EBIT	(21.6)	(14.2)	(123.5)	(121.2)
Adjusted EBIT margin	(7.9)%	(5.5)%	(31.7)%	(33.4)%

Canada Goose Holdings Inc.	Page 29 of 43

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net loss	(26.3)	(17.4)	(119.3)	(142.9)
Net (loss) income from discontinued operations (a)	(7.8)	—	(9.2)	0.4
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Add (deduct) the impact of:
Income tax recovery	(13.4)	(11.7)	(44.8)	(50.5)
Net interest, finance and other costs	10.3	11.5	31.4	16.9
Operating loss	(21.6)	(17.6)	(123.5)	(176.9)
Arbitration award (b)	—	—	—	43.8
Paola Confectii Earn-Out costs (c)	—	3.4	—	11.9
Depreciation and amortization (d)	38.8	31.2	74.3	62.0
Total adjustments	38.8	34.6	74.3	117.7
Adjusted EBITDA	17.2	17.0	(49.2)	(59.2)

Canada Goose Holdings Inc.	Page 30 of 43

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net loss	(26.3)	(17.4)	(119.3)	(142.9)
Net (loss) income from discontinued operations (a)	(7.8)	—	(9.2)	0.4
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Add (deduct) the impact of:
Arbitration award (b)	—	—	—	43.8
Paola Confectii Earn-Out costs (c)	—	3.4	—	11.9
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (e)	(1.1)	1.1	1.2	2.1
Unrealized foreign exchange (gain) loss on term loan facility (f)	(0.2)	0.2	0.7	(3.3)
Acceleration of unamortized costs on debt extinguishment (g)	—	—	6.0	—
	(1.3)	4.7	7.9	54.5
Tax effect of adjustments	—	—	(1.6)	(12.0)
Adjusted net loss	(19.8)	(12.7)	(103.8)	(100.8)
Adjusted net income (loss) attributable to non-controlling interest (h)	0.5	(0.6)	(0.6)	(1.1)
Adjusted net loss attributable to shareholders of the Company	(19.3)	(13.3)	(104.4)	(101.9)

Weighted average number of shares outstanding
Basic & diluted	97,027,585	97,069,513	97,170,754	96,991,610
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.20)	$(0.14)	$(1.07)	$(1.05)
(a)Net loss attributable to discontinued operations related to the Baffin Sale, which was completed on August 10, 2026.
(b)During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration proceeding that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of loss and was paid to the former supplier during the second quarter of fiscal 2026.
(c)Value of the Earn-Out, which was recognized and settled in fiscal 2026, and did not recur in fiscal 2027.

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(d)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards. Depreciation and amortization includes depreciation on ROU assets under IFRS 16, Leases.
(e)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded a gain of $1.1m and a loss of $1.2m, respectively, on the fair value remeasurement of the contingent consideration and put option during the second and two quarters ended September 27, 2026 (second and two quarters ended September 28, 2025 - losses of $1.1m and $2.1m, respectively). The gains and losses are included in net interest, finance and other costs within the interim statements of loss.
(f)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of loss.
(g)The non-cash unamortized costs accelerated in connection with the debt extinguishment due to the Fiscal 2027 Amendment to Term Loan (as defined below).
(h)Calculated as net income (loss) attributable to non-controlling interest in the interim statements of loss of $0.5m and $(0.6)m for the second and two quarters ended September 27, 2026, respectively, related to the revaluation of the put option liability and contingent consideration associated with the non-controlling interest in the Japan Joint Venture (second and two quarters ended September 28, 2025 - net loss attributable to non-controlling interest of $(0.6)m and $(1.1)m, respectively).

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LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the second and two quarters ended September 27, 2026 compared to the second and two quarters ended September 28, 2025.

	Second quarter ended			Two quarters ended
CAD $ millions	September 27, 2026	September 28, 2025	$ Change	September 27, 2026	September 28, 2025	$ Change
		Reclassified[1]			Reclassified[1]
Total cash (used in) from:
Operating activities	(97.0)	(115.1)	18.1	(286.1)	(258.7)	(27.4)
Investing activities	2.8	(10.4)	13.2	(1.9)	(10.9)	9.0
Financing activities	(23.8)	38.2	(62.0)	(35.9)	26.2	(62.1)
Effects of foreign currency exchange rate changes on cash	(1.8)	1.0	(2.8)	2.8	3.2	(0.4)
Decrease in cash	(119.8)	(86.3)	(33.5)	(321.1)	(240.2)	(80.9)
Cash, beginning of period	206.9	180.5	26.4	408.2	334.4	73.8
Cash, end of period	87.1	94.2	(7.1)	87.1	94.2	(7.1)
1     Refer to the “Summary of Financial Performance” section above and “Note 2. Material accounting policy information” in our Interim Financial Statements for additional details regarding the reclassification. As a result, ($0.2m) and $0.6m were reclassified from cash used in investing activities to cash used in operating activities for the second and two quarters ended September 28, 2025, respectively.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, general corporate requirements of our business and debt services. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China credit facilities, the Japan credit facility, and the revolving credit facility to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the

Canada Goose Holdings Inc.	Page 33 of 43

fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue recognized earlier in the year.
As at September 27, 2026, total inventory was $496.6m, compared to $460.7m as at September 28, 2025. This increase of $35.9m was driven by higher finished goods due to greater anticipated sales unit demand, expanded product assortments, increased product newness and a larger wholesale order book, as well as an increase in raw materials and work in progress ahead of our peak selling season.
As at September 27, 2026, the increase in total inventory compared to March 29, 2026 of $110.3m was attributable to planned higher finished goods inventory, due to the drivers described above.
We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.
Cash flows used in operating activities
Cash flows used in operating activities were $97.0m for the second quarter ended September 27, 2026, compared to $115.1m for the second quarter ended September 28, 2025. The decrease in cash flows used in operating activities of $18.1m was primarily due to the absence of the one-time financial compensation payment made in the prior period to a former supplier of the Company pursuant to an arbitration matter, as described below, partially offset by less favourable working capital movements, reflecting a higher investment in inventory and lower contributions from accounts payable and accrued liabilities compared to the prior period.
Cash flows used in operating activities were $286.1m for the two quarters ended September 27, 2026 compared to $258.7m for the two quarters ended September 28, 2025. The increase in cash flows used in operating activities of $27.4m was primarily driven by less favourable working capital movements, reflecting a higher investment in inventory and lower contributions from accounts payable and accrued liabilities compared to the prior period.
Cash flows from (used in) investing activities
Cash flows from investing activities were $2.8m for the second quarter ended September 27, 2026 compared to cash flows used in investing activities of $10.4m for the second quarter ended September 28, 2025. The $13.2m improvement was primarily due to cash proceeds of $15.1m received in connection with the Baffin Sale.
Cash flows used in investing activities were $1.9m for the two quarters ended September 27, 2026 compared to $10.9m for the two quarters ended September 28, 2025. The decrease in cash flows used in investing activities of $9.0m was primarily due to cash proceeds of $15.1m received in connection with the Baffin Sale, partially offset by higher capital expenditures related to upcoming and newly opened retail stores.

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Cash flows (used in) from financing activities
Cash flows used in financing activities were $23.8m for the second quarter ended September 27, 2026 compared to cash flows from financing activities of $38.2m for the second quarter ended September 28, 2025. The $62.0m change primarily reflected lower borrowings in the current period, including $8.0m under the revolving credit facility, $9.9m under the Mainland China credit facilities, $2.6m under the Japan credit facility and $18.8m under the term loan facility, as well as $22.5m of payments for the purchase and cancellation of subordinate voting shares under the NCIB, as described below.
Cash flows used in financing activities were $35.9m for the two quarters ended September 27, 2026 compared to cash flows from financing activities of $26.2m for the two quarters ended September 28, 2025. The $62.1m change primarily reflected lower borrowings in the current period, including $8.0m under the revolving credit facility, $9.4m under the Mainland China credit facilities and $18.7m under the term loan facility, as well as $22.5m of payments for the purchase and cancellation of subordinate voting shares under the NCIB, as described below.
Indebtedness
The following table presents our net debt1 as at September 27, 2026, September 28, 2025, and March 29, 2026.

CAD $ millions	September 27, 2026	September 28, 2025	$ Change	March 29, 2026	$ Change
Cash	87.1	94.2	(7.1)	408.2	(321.1)
Mainland China credit facilities	(4.0)	(13.4)	9.4	—	(4.0)
Japan credit facility	(29.7)	(28.5)	(1.2)	—	(29.7)
Revolving credit facility	—	(8.0)	8.0	—	—
Term loan facility	(422.1)	(418.3)	(3.8)	(416.8)	(5.3)
Lease liabilities	(413.2)	(333.1)	(80.1)	(374.6)	(38.6)
Net debt[1]	(781.9)	(707.1)	(74.8)	(383.2)	(398.7)
1Net debt is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at September 27, 2026, net debt1 was $781.9m compared to $707.1m as at September 28, 2025. The increase of $74.8m was driven by an increase in lease liabilities. Net debt leverage1 as at September 27, 2026 was 2.6 times adjusted EBITDA, compared to 1.9 times adjusted EBITDA as at September 28, 2025.
Net debt1 was $383.2m as at March 29, 2026. The increase of $398.7m as at September 27, 2026 was primarily driven by a decrease in cash of $321.1m.
1Net debt is a non-IFRS financial measure and net debt leverage is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
See “Note 11. Borrowings” in our Interim Financial Statements, “Note 17. Borrowings” in our Annual Financial Statements and “Factors Affecting Our Performance” and “Indebtedness” in the MD&A section of our Annual Report for detailed information on our debt facilities and seasonality of the business.

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Amendment to Term Loan Facility
On June 18, 2026, the Company entered into a repricing amendment to its existing term loan facility ("Fiscal 2027 Amendment to Term Loan"). Following the Fiscal 2027 Amendment to Term Loan, the applicable interest rate on SOFR borrowings was reduced by 50 basis points, from three-month Term SOFR +3.50% to three-month Term SOFR +3.00%, with interest payable quarterly in arrears.
The Company accounted for the Fiscal 2027 Amendment to Term Loan as a debt extinguishment due to a change in the syndicate lenders. As a result, deferred financing costs of $5.1m and original issue discount ("OID") of $0.9m related to the previous Term Loan were written off during the first quarter ended June 28, 2026 and recorded to net interest, finance and other costs in the interim statements of loss. The Company incurred transaction costs related to the Fiscal 2027 Amendment to Term Loan of $1.2m (USD0.8m) and an OID of $0.1m (USD0.1m), which are being amortized using the effective interest rate method.
As a result of the Fiscal 2027 Amendment to Term Loan, there were no changes to the aggregate principal amount of USD300.0m, the maturity date of August 23, 2032, the 0.50% SOFR floor, and the quarterly repayments on the principal amount of USD0.75m.
Normal Course Issuer Bid
Normal course issuer bid for Fiscal 2027
Subsequent to the quarter, the Company announced the renewal of its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2027 NCIB”). The Company is authorized to make purchases under the Fiscal 2027 NCIB from November 10, 2026 to November 9, 2027, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 3,156,958 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 31, 2026. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. In the event that the Company acquires subordinate voting shares by other means as a securities regulatory authority may permit, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Under the Fiscal 2027 NCIB, the Company may make, once per week, a block purchase (as defined in the rules of the TSX) at market price. The Company will otherwise be allowed to repurchase daily, through the facilities of the TSX, a maximum of 52,213 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2026 and ending on October 31, 2026.
In connection with the Fiscal 2027 NCIB, the Company also entered into an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2027 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the

Canada Goose Holdings Inc.	Page 36 of 43

Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2027 NCIB and the expiry of the Fiscal 2027 NCIB.
Normal course issuer bid for Fiscal 2026
In November 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). Under the Fiscal 2026 NCIB, the Company is authorized to repurchase, during the twelve-month period ending November 9, 2026, up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025.
As at September 27, 2026, under the Fiscal 2026 NCIB, the Company purchased 2,092,572 subordinate voting shares for cancellation for total cash consideration of $23.7m. As at September 27, 2026, $1.3m of the total consideration remained payable to the designated broker under the Fiscal 2026 NCIB. The carrying amount of the subordinate voting shares repurchased was charged to share capital, with the remaining $18.4m charged to retained earnings.
As at September 27, 2026, the Company recognized a liability of $26.2m, representing the maximum amount payable to the designated broker under the Fiscal 2026 NCIB, with a corresponding charge to contributed surplus.
Subsequent to September 27, 2026, the Company purchased an additional 1,511,275 subordinate voting shares for cancellation for total cash consideration of $17.0m. As at the date of this MD&A, the remaining liability to the designated broker was $3.5m.
Contractual Obligations
Refer to “Contractual Obligations” in the MD&A section of our Annual Report and “Note 16. Financial risk management objectives and policies” of our Interim Financial Statements for a summary of the significant contractual obligations and other obligations of the Company. There have been no material changes since March 29, 2026.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at September 27, 2026.
See “Note 16. Financial risk management objectives and policies” in the Interim Financial Statements and “Off-Balance Sheet Arrangements” in the MD&A section of our Annual Report for detailed information on our off-balance sheet arrangements.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at October 28, 2026, there were 43,521,407 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at October 28, 2026, there were 6,842,865 options, 1,120,056 restricted share units, and 1,439,721 performance share units outstanding under the Company’s equity incentive plans, of which 3,803,929 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share

Canada Goose Holdings Inc.	Page 37 of 43

units, including any additional performance share units, that vest based on performance achieved above target, will be paid at settlement through the issuance of one subordinate voting share per unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign exchange risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third-party credit insurance and internal risk processes. A third-party insurer provides coverage on customers’ trade accounts receivable balances, with ongoing monitoring of customer creditworthiness. This insurance covers a specified portion of revenue, which may be less than the Company's total revenue with a given customer. Under the Company’s agreement with the insurer, approved credit limits are established for certain designated customers and up to 90% of their trade accounts receivable balances are insured. The policy includes a deductible of $0.1m and an annual coverage limit of $30.0m.
Moreover, within Canada Goose Japan, the Company has an agreement with a third-party that insures the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY0.1m.
Our exposure to credit risk has not significantly changed from the fiscal year ended March 29, 2026. See “Note 16. Financial Risk management objectives and policies” of our Interim Financial Statements and “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report for detailed information on the Company’s credit risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. Most of our raw

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materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.
As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which are intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Foreign exchange risk on borrowings
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currency-denominated principal and interest amounts payable under the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the term loan facility. To mitigate a portion of this exposure, the Company has entered into derivative contracts to hedge USD270.0m of the U.S. dollar denominated principal outstanding under the term loan facility.
In fiscal 2026, the Company entered into cross currency swap agreements terminating on December 31, 2030 to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD, for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges.
Following the Fiscal 2027 Amendment to Term Loan, the related cross currency swaps were amended to align with the revised interest rate terms of the underlying term loan facility, resulting in changes to both the floating-rate and fixed-rate legs of the swap. All other contractual terms of the derivatives and the associated hedging relationship remained unchanged.
See “Note 16. Financial risk management objectives and policies” in our Interim Financial Statements and the “Foreign Exchange Risk” section of the MD&A in our Annual Report for detailed information about the Company’s hedging program.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China credit facilities, Japan credit facility and the term loan facility, which currently bear interest rates of 2.42%, 1.47% and 6.76%, respectively.
Interest rate risk on the term loan facility is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate for the two quarters ended September 27, 2026 would have increased interest expense on the Mainland China credit facilities, Japan credit facility and the term loan facility, before hedging, by less than $0.1m, $0.1m and $2.1m, respectively (two quarters ended September 28, 2025 - $0.1m, $0.1m and $2.1m, respectively). As at the two quarters ended September 27, 2026, the Company has repaid all amounts outstanding on its other borrowing

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facilities. In the comparative period, as at the two quarters ended September 28, 2025, along with the Mainland China credit facilities, Japan credit facility and the term loan facility, the Company also had outstanding borrowings under the Revolving credit facility, for which a 1.00% increase in the closing interest rate would have increased interest expense by less than $0.1m.
LITIGATION AND OTHER CONTINGENCIES
In the ordinary course of business, the Company may become subject to legal and regulatory proceedings and actions relating to its business, including matters involving its products, and contractual and employment relationships. The Company records contingent liabilities when a loss related to a claim is assessed to be probable and reasonably estimable.
During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable decision against the Company with financial compensation to be awarded to the former supplier.
Refer to “Note 23. Litigation and other contingencies” in our Annual Financial Statements for previously disclosed information on the matter.
As a result of the financial award under the arbitration, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of loss. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel. During the second and two quarters ended September 27, 2026, the Company recorded business service expenses with entities related to certain shareholders of $0.5m and $1.3m, respectively (second and two quarters ended September 28, 2025 - $0.8m and $1.6m, respectively) and revenue of $nil and less than $0.1m, respectively (second and two quarters ended September 28, 2025 - $nil and less than $0.1m, respectively). Balances owing to related parties as at September 27, 2026 totalled $0.3m (September 28, 2025 - $0.5m, March 29, 2026 - $0.4m), while balances due from related parties as at September 27, 2026 were less than $0.1m (September 28, 2025 - less than $0.1m, March 29, 2026 - less than $0.1m).
In connection with the Baffin Sale, certain lease arrangements with entities affiliated with the former controlling shareholder of Baffin Limited (the "Baffin Vendor"), together with the related obligations, were assigned to and assumed by the purchaser pursuant to a lease assignment agreement. Accordingly, the Company derecognized the related ROU asset and lease liability. The lease liability due to the Baffin Vendor for the leased premises was $1.2m as at September 28, 2025 and $0.6m as at March 29, 2026. During the second and two quarters ended September 27, 2026, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $0.1m and $0.6m, respectively (second and two quarters ended September 28, 2025 - $0.5m and $0.9m, respectively). No amounts were owing to Baffin entities as at September 27, 2026, September 28, 2025, and March 29, 2026.
The joint venture between the Company and Sazaby League ("Japan Joint Venture") has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease

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liabilities were $0.8m as at September 27, 2026 (September 28, 2025 - $1.2m, March 29, 2026 - $0.9m). During the second and two quarters ended September 27, 2026, the Company recorded transactions with Sazaby League relating to principal and interest on lease liabilities, royalty fees, and other operating costs totalling $0.7m and $2.0m, respectively (second and two quarters ended September 28, 2025 - $0.8m and $2.3m, respectively). Balances owing to Sazaby League as at September 27, 2026 were $0.3m (September 28, 2025 - $0.3m, March 29, 2026 - $0.3m).
During the second and two quarters ended September 27, 2026, the Japan Joint Venture sold inventory of $0.1m and $0.1m, respectively, to companies wholly owned by Sazaby League (second and two quarters ended September 28, 2025 - less than $0.1m and less than $0.1m, respectively). As at September 27, 2026, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (September 28, 2025 - less than $0.1m, March 29, 2026 - $0.1m).
In connection with the Paola Confectii business combination completed on November 1, 2023, the Company was required to make an Earn-Out payment to the controlling shareholders of Paola Confectii SRL ("PCML Vendors"), subject to their continued employment through November 1, 2025 and the achievement of certain performance conditions based on financial results. The Earn-Out was fully settled as at March 29, 2026.
A lease liability due to one of the PCML Vendors for leased premises was $1.1m as at September 27, 2026 (September 28, 2025 - $1.2m, March 29, 2026 - $1.1m). During the second and two quarters ended September 27, 2026, the Company made principal and interest payments on this lease liability totalling $0.1m and $0.1m, respectively (second and two quarters ended September 28, 2025 - $0.1m and $0.1m, respectively). No amounts were owing to one of the PCML Vendors as at September 27, 2026, September 28, 2025, and March 29, 2026.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See “Critical Accounting Policies and Estimates” in our MD&A within the Annual Report for detailed information.

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CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company adopted the standard beginning March 30, 2026 and has determined that there are no material impacts to the consolidated interim financial statements as a result of these amendments.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements.. Many requirements from IAS 1 remain unchanged in IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of September 27, 2026, to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

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Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the two quarters ended September 27, 2026, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of September 27, 2026.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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